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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                            Triple Crown Media, Inc.
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    89675K102
                                    ---------
                                 (CUSIP Number)


                                 APRIL 17, 2007
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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CUSIP No. 89675K102               SCHEDULE 13G/A            Page 2 of 9 Pages
-----------------------                                 ------------------------

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1       Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        HARVEY SANDLER REVOCABLE TRUST
--------------------------------------------------------------------------------
2       Check the Appropriate Box If a Member of a Group (See Instructions)

                                                                   a.  [ ]
                                                                   b.  [ ]
--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Citizenship or Place of Organization

        FLORIDA
--------------------------------------------------------------------------------
                       5        Sole Voting Power

                                505,458
     Number of         ---------------------------------------------------------
     Shares            6        Shared Voting Power
     Beneficially
     Owned By                   -0-
     Each              ---------------------------------------------------------
     Reporting         7        Sole Dispositive Power
     Person
     With                       505,458
                       ---------------------------------------------------------
                       8        Shared Dispositive Power

                                -0-
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        505,458 shares of Common Stock
--------------------------------------------------------------------------------
10      Check Box If the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
11      Percent of Class Represented By Amount in Row (9)

        9.6%
--------------------------------------------------------------------------------
12      Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

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CUSIP No. 89675K102              SCHEDULE 13G/A             Page 3 of 9 Pages
-----------------------                                 ------------------------

--------------------------------------------------------------------------------
1       Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        THE HARVEY AND PHYLLIS SANDLER FOUNDATION INC.
--------------------------------------------------------------------------------
2       Check the Appropriate Box If a Member of a Group (See Instructions)

                                                                   a.  [ ]
                                                                   b.  [ ]
--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Citizenship or Place of Organization

        FLORIDA
--------------------------------------------------------------------------------
                       5        Sole Voting Power

                                51,010
     Number of         ---------------------------------------------------------
     Shares            6        Shared Voting Power
     Beneficially
     Owned By                   -0-
     Each              ---------------------------------------------------------
     Reporting         7        Sole Dispositive Power
     Person
     With                       51,010
                       ---------------------------------------------------------
                       8        Shared Dispositive Power

                                -0-
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        51,010 shares of Common Stock
--------------------------------------------------------------------------------
10      Check Box If the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
11      Percent of Class Represented By Amount in Row (9)

        1.0%
--------------------------------------------------------------------------------
12      Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

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CUSIP No. 89675K102              SCHEDULE 13G/A             Page 4 of 9 Pages
-----------------------                                 ------------------------

--------------------------------------------------------------------------------
1       Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        HARVEY SANDLER
--------------------------------------------------------------------------------
2       Check the Appropriate Box If a Member of a Group (See Instructions)

                                                                   a.  [ ]
                                                                   b.  [ ]
--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Citizenship or Place of Organization

        UNITED STATES
--------------------------------------------------------------------------------
                       5        Sole Voting Power

                                556,468
     Number of         ---------------------------------------------------------
     Shares            6        Shared Voting Power
     Beneficially
     Owned By                   -0-
     Each              ---------------------------------------------------------
     Reporting         7        Sole Dispositive Power
     Person
     With                       556,468
                       ---------------------------------------------------------
                       8        Shared Dispositive Power

                                -0-
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person

        556,468 shares of Common Stock
--------------------------------------------------------------------------------
10      Check Box If the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
11      Percent of Class Represented By Amount in Row (9)

        10.6%
--------------------------------------------------------------------------------
12      Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

-----------------------                                 ------------------------
CUSIP No. 89675K102              SCHEDULE 13G/A             Page 5 of 9 Pages
-----------------------                                 ------------------------


Item 2

1.      (a)     Name of Person Filing:

                Harvey Sandler Revocable Trust

        (b)     Address of Principal Business Office or, if None, Residence:

                c/o Sandler Enterprises, Inc., 21170 N.E. 22nd Court North, Miami Beach, Florida 33180

        (c)     Citizenship:

                Harvey Sandler Revocable Trust is a trust organized under the laws of the State of Florida.

        (d)     Title of Class of Securities:

                Common Stock, par value $0.001 per share

        (e)     CUSIP Number:

                89675K102

2.      (a)     Name of Person Filing:

                The Harvey and Phyllis Sandler Foundation, Inc.

        (b)     Address of Principal Business Office or, if None, Residence:

                c/o Sandler Enterprises, Inc., 21170 N.E. 22nd Court North, Miami Beach, Florida 33180

        (c)     Citizenship:

                The  Harvey  and  Phyllis  Sandler   Foundation,   Inc.  is  a
                corporation organized under the laws of the State of Florida.

        (d)     Title of Class of Securities:

                Common Stock, par value $0.001 per share

        (e)     CUSIP Number:

                89675K102


3.      (a)     Name of Person Filing:

                Harvey Sandler

        (b)     Address of Principal Business Office or, if None, Residence:

                21170 N.E. 22nd Court North,
                Miami Beach, Florida 33180

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CUSIP No. 89675K102              SCHEDULE 13G/A             Page 6 of 9 Pages
-----------------------                                 ------------------------


        (c)     Citizenship:

                Harvey Sandler is a United States citizen.

        (d)     Title of Class of Securities:

                Common Stock, par value $0.001 per share

        (e)     CUSIP Number:

                89675K102


Item 4.         Ownership:

                Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                1.      Harvey Sandler Revocable Trust

                (a) Amount beneficially owned: 505,458 shares of Common Stock, $0.001 par value per share, of Triple Crown Media, Inc.

                (b)     Percent of class: 9.6%

                (c)     Number of shares as to which the person has:

                        (i)   Sole power to vote or to direct the vote:
                              505,458 shares

                        (ii) Shared power to vote or to direct the vote: 0 shares

                        (iii) Sole power to dispose or to direct the
                              disposition of: 505,458 shares

                        (iv) Shared power to dispose or to direct the disposition of: 0 shares

                2.      The Harvey and Phyllis Sandler Foundation, Inc.

                (a)     Amount  beneficially  owned:  51,010  shares of Common
                        Stock, $0.001 par value per share, of Triple Crown Media, Inc.

                (b)     Percent of class: 1.0%

                (c)     Number of shares as to which the person has:

                        (i) Sole power to vote or to direct the vote: 51,010 shares

                        (ii) Shared power to vote or to direct the vote: 0 shares

                        (iii) Sole power to dispose or to direct the
                              disposition of: 51,010 shares

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CUSIP No. 89675K102              SCHEDULE 13G/A             Page 7 of 9 Pages
-----------------------                                 ------------------------


                        (iv) Shared power to dispose or to direct the disposition of: 0 shares


                3.      Harvey Sandler

                (a) Amount beneficially owned: 556,468 shares of Common Stock, $0.001 par value per share, of Triple Crown Media, Inc.

                (b)     Percent of class: 10.6%

                (c)     Number of shares as to which the person has:

                        (i)   Sole power to vote or to direct the vote:
                              556,468 shares(1)

                        (ii) Shared power to vote or to direct the vote: 0 shares

                        (iii) Sole power to dispose or to direct the
                              disposition of: 556,468 shares(1)

                        (iv) Shared power to dispose or to direct the disposition of: 0 shares

---------------
(1) Harvey Sandler is the sole trustee of the Harvey Sandler Revocable Trust and is the President of The Harvey and Phyllis Sandler Foundation Inc. As a result, Mr. Sandler may be deemed to beneficially own the shares held by the Harvey Sandler Revocable Trust and The Harvey and Phyllis Sandler Foundation and each of the reporting persons may be deemed to be a member of a group within the meaning of Rule 13d-5(b)(1). The reporting persons do not admit to being members of a group and Mr. Sandler disclaims beneficial ownership of the securities held by the Harvey Sandler Revocable Trust and The Harvey and Phyllis Sandler Foundation Inc.


Item 8.         Identification and Classification of Members of the Group:

                See Exhibit A for Joint Filing Agreement.

Item 10.        Certification:

                By signing below the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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CUSIP No. 89675K102              SCHEDULE 13G/A              Page 8 of 9 Pages
-----------------------                                 ------------------------


                                   SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: May 2, 2007                              HARVEY SANDLER REVOCABLE TRUST


                                               By: /s/ Harvey Sandler
                                               ------------------------
                                               Name:  Harvey Sandler
                                               Title: Sole Trustee



Date: May 2, 2007                              By: /s/ Harvey Sandler
                                               ------------------------

                                               HARVEY SANDLER



Date: May 2, 2007                              THE HARVEY AND PHYLLIS SANDLER
                                               FOUNDATION INC.


                                               By: /s/ Harvey Sandler
                                               ------------------------
                                               Name:  Harvey Sandler
                                               Title: President

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CUSIP No. 89675K102              SCHEDULE 13G/A             Page 9 of 9 Pages
-----------------------                                 ------------------------


                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of TRIPLE CROWN MEDIA, INC. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the dates set forth next to the undersigned's name.


Date: May 2, 2007                              HARVEY SANDLER REVOCABLE TRUST


                                               By: /s/ Harvey Sandler
                                               ------------------------
                                               Name:  Harvey Sandler
                                               Title: Sole Trustee



Date: May 2, 2007                              By: /s/ Harvey Sandler
                                               ------------------------

                                               HARVEY SANDLER



Date: May 2, 2007                              THE HARVEY AND PHYLLIS SANDLER
                                               FOUNDATION INC.


                                               By: /s/ Harvey Sandler
                                               ------------------------
                                               Name:  Harvey Sandler
                                               Title: President